     As filed with the Securities and Exchange Commission on May 15, 2001.
                                                      Registration No. 333-54238
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                              TRIAD HOSPITALS, INC.
             (Exact name of registrant as specified in its charter)

             Delaware                                     75-2816101
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                           13455 Noel Road, 20th Floor
                               Dallas, Texas 75240
                                  972-789-2700
    (Address, including zip code, and telephone number, including area code of each registrant's principal executive offices)

                                ----------------

               TRIAD HOSPITALS, INC. EXECUTIVE STOCK PURCHASE PLAN
                            (Full Title of the Plan)

                               Donald P. Fay, Esq.
             Executive Vice President, General Counsel and Secretary
                              Triad Hospitals, Inc.
                           13455 Noel Road, 20th Floor
                               Dallas, Texas 75240
                                  972-789-2700
            (Name, address, including zip code, and telephone number,
                   including area code of agent for services)

                                ----------------

                                    Copy to:
                             Morton A. Pierce, Esq.
                             Michelle B. Rutta, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                          New York, New York 10019-6092

                                ----------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================
                                              Proposed Maximum     Proposed Maximum      Amount of
  Title of Securities        Amount to be      Offering Price     Aggregate Offering   Registration
   to be Registered          Registered(1)      Per Unit(2)            Price (2)          Fee(2)
----------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share (3)         970,000 shares        $24.625             $23,886,250        $5,971.63
====================================================================================================

 (1) Consists of shares of common stock which have been issued under the Triad Hospitals, Inc. Executive Stock Purchase Plan and are being registered for resale. This Registration Statement also covers any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization, merger, consolidation or reorganization of or by the Registrant which results in an increase in the number of shares of our common stock.
(2) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average high $25.65 and low $23.60 prices reported in the consolidated reporting system on May 9, 2001.
(3) Includes the Series A Preferred Stock purchase rights associated with the common stock.

================================================================================

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

                                EXPLANATORY NOTE

                                ----------------

         We have prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended, to register shares of our common stock, par value $0.01 per share, issued pursuant to our Executive Stock Purchase Plan.

         Filed as part of this Registration Statement on this Form S-8 is a reoffer Prospectus that we have prepared in accordance with Part I of Form S-3 under the Securities Act. The reoffer Prospectus may be utilized for reofferings and resales of up to 970,000 shares of common stock which have been issued to the selling security holders under the plan.

                               REOFFER PROSPECTUS

                              Triad Hospitals, Inc.

                         970,000 Shares of Common Stock

This Prospectus relates to 970,000 shares of Triad Hospitals, Inc. common stock acquired by the individuals listed under the "Selling Security Holders" section of this reoffer Prospectus. The selling security holders acquired the shares pursuant to our Executive Stock Purchase Plan. The shares covered by this Prospectus may be offered for sale by the selling security holders from time to time in ordinary brokerage transactions on the New York Stock Exchange at market prices prevailing at the time of the sale or in one or more negotiated transactions at prices acceptable to the respective selling stockholder.

The shares covered by this reoffer Prospectus are "restricted securities" under the Securities Act before their sale under the reoffer Prospectus. The reoffer Prospectus has been prepared for the purpose of registering the Shares under the Securities Act to allow for future sales by the selling stockholders to the public without restriction. To our knowledge, the selling stockholders have no arrangement with any brokerage firm for the sale of the shares covered by this reoffer Prospectus. The selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions received by a broker or dealer in connection with resales of the shares may be deemed to be underwriting commissions or discounts under the 1933 Act.

Our common stock is traded on the New York Stock Exchange under the symbol "TRI." On May 11, 2001, the last sale price for our common stock as quoted on the New York Stock Exchange was $27.15 per share.

Investing in our common stock involves risks. For information concerning factors that should be considered by prospective investors see "Risk Factors" on page 2.

                                ----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                                ----------------

               The date of this reoffer Prospectus is May 15, 2001

                                Table Of Contents

ABOUT THE COMPANY .........................................................    1
RISK FACTORS ..............................................................    2
FORWARD-LOOKING STATEMENTS ................................................   15
SELLING SECURITY HOLDERS ..................................................   16
EXPERTS ...................................................................   18
WHERE YOU CAN FIND MORE INFORMATION .......................................   20

                                ----------------

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you other information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                ABOUT THE COMPANY

         We are the third-largest publicly owned hospital company in the United States and provide health care services through hospitals and ambulatory surgery centers located in small cities and selected urban markets primarily in the southern and midwestern United States. Our hospital facilities include 49 general, acute care hospitals and 14 ambulatory surgery centers located in the states of Alabama, Arizona, Arkansas, California, Indiana, Kansas, Louisiana, Mississippi, Missouri, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, South Carolina, Texas and West Virginia. One hospital included among these facilities is operated through a 50/50 joint venture that is not consolidated for financial reporting purposes. We are also a minority investor in three joint ventures that own seven general, acute care hospitals in Georgia and Nevada. On April 27, 2001, we completed our acquisition of Quorum Health Group, Inc.

         Our general, acute care hospitals typically provide a full range of services commonly available in hospitals, such as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, diagnostic and emergency services. These hospitals also generally provide outpatient and ancillary health care services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy. Outpatient services also are provided by ambulatory surgery centers operated by us. In addition, some of our general, acute care hospitals have a limited number of licensed psychiatric beds and provide psychiatric skilled nursing services.

         In addition to providing capital resources, we make available a variety of management services to our health care facilities. These services include ethics and compliance programs, national supply and equipment purchasing and leasing contracts, accounting, financial and clinical systems, governmental reimbursement assistance, information systems, legal support, personnel management and internal audit, access to regional managed care networks, and resource management.

         Our principal executive office is located at 13455 Noel Road, 20th Floor, Dallas, Texas, 75240. Our telephone number is (972) 789-2700.

                                  RISK FACTORS

         In evaluating an investment in our common stock, you should carefully consider the following factors in addition to the other information included in or incorporated by reference in this Prospectus.

We have a limited operating history as an independent company, a history of losses and may experience additional losses in the future.

         Triad had net income of $4.4 million in 2000 and net losses of $95.6 million in 1999 and $87.1 million in 1998 and may experience net losses in the future. On a pro forma basis after giving effect to the merger of Quorum with and into Triad, we experienced a net loss of $35.1 million in 2000. Until May 1999, when our company was spun off from HCA-The Healthcare Company, we operated as the Pacific Group division of HCA and, therefore, we do not have a long operating history as an independent, publicly owned company. In addition, we may not be able to accurately predict our working capital and other cash needs because we have a limited independent operating history. If we fail to maintain adequate working capital and experience a resultant lack of liquidity, we may default on our required debt service obligations.

         Prior to the spin-off from HCA, we relied on HCA for various financial, administrative and managerial expertise relevant to the conduct of our business. We maintain our own lines of credit and banking relationships, employ our own senior executives and perform our own administrative functions; however, HCA continues to provide various support services to us on a contractual basis. Our business depends significantly on effective information systems to process clinical and financial information. We still rely on HCA for our information systems. Under a contract with an initial term that expires in May 2006, HCA provides financial, clinical, patient accounting and network information services to us. If our access to these systems is limited or if we fail to develop independent systems in the future, our operations could suffer. Moreover, as new information systems are developed, we must integrate them into our existing system. Our inability to successfully integrate new information systems could cause our operations to suffer.

Increased leverage could have a significant affect on our operations.

         To finance the merger with Quorum, we borrowed approximately $1.6 billion to pay the cash portion of the merger consideration and to refinance approximately $1.0 billion of existing debt (as of December 31, 2000) of both companies. This debt will create increased demands upon our cash available to pay principal and interest. We also may draw upon revolving credit loans in an aggregate principal amount of up to $250.0 million, and as of April 30, 2001, we have drawn down $42.0 million under this revolving facility. We also have the ability to incur additional debt, subject to the conditions imposed by the terms of our credit facility and the indenture governing our notes. Although we believe that our future operating cash flow, together with available financing arrangements, will be sufficient to fund our operating requirements, our leverage and debt service obligations could have important consequences to you, including the following:

     o The terms of our debt obligations contain numerous financial and other restrictive covenants which, among other things, restrict our ability to pay dividends, incur additional debt and sell assets. If we do not comply with these obligations, it may cause an event of default, which, if not cured or waived, could require us to repay the indebtedness immediately.

     o We may be more vulnerable in the event of downturns in our businesses, in our industries, or in the economy generally, or if the government implements further limitations on reimbursement under Medicare and Medicaid.

     o We may have difficulty obtaining additional financing at favorable interest rates to meet our requirements for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.

     o We may be required to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could reduce the amount of funds available for operations.

     o Any borrowings we may make at variable interest rates make us vulnerable to increases in interest rates generally.

We may be unable to successfully or efficiently integrate our operations and realize the full cost savings we anticipate to result from the merger of Quorum with and into Triad.

         The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies' operations include the necessity of coordinating geographically disparate organizations with facilities in 17 states and integrating personnel. Triad and Quorum also have a number of dissimilar information systems. Many of Quorum's systems will have to be integrated with Triad's systems or replaced.

         The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses after the merger and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies' operations could have an adverse effect on our business, results of operations, financial condition or prospects.

         We cannot give any assurance that the potential for cost savings and efficiencies that could result from the merger will be realized within the time periods initially contemplated or even if they will be realized at all.

We will incur significant expenses and restructuring charges in connection with the merger of Quorum with and into Triad.

         We expect to incur pre-tax charges to operations, currently estimated to be approximately $5.0 million, to reflect costs associated with combining the operations of Quorum with those of Triad. In addition, we have incurred approximately $80.0 million of capitalized costs, consisting of transaction fees related to the merger. Triad also expects to record a charge of approximately $20 million to $30 million associated with coordinating Quorum's accounting policies, practices and estimation processes with those of Triad. The majority of these fees and costs will be recorded after the consummation of the merger. Additional unanticipated costs may be incurred in the integration of the businesses of Triad and Quorum. Triad will continue to evaluate the Quorum qui tam lawsuits and other items, including receipt of fixed asset appraisals, associated with the merger and appropriately reflect the amounts in accordance with applicable purchase accounting or other accounting principles, which may result in additional charges. See "--We may become subject to liabilities because of litigation and investigations involving HCA, us and Quorum that could have a material adverse effect on our operations--Quorum Litigation and

Investigations." If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to stockholders resulting from the issuance of shares in connection with the merger, our financial results could be adversely affected.

Our future success depends on our ability to maintain good relationships with the physicians at our hospitals.

         Because physicians generally direct the majority of hospital admissions, our success has been, in part, dependent upon the number and quality of physicians on our hospitals' medical staffs, the admissions practices of the physicians at our hospitals and our ability to maintain good relations with our physicians. Physicians are generally not employees of the hospitals at which they practice and, in many of the markets that we serve, most physicians have admitting privileges at hospitals in addition to our hospitals. If we are unable to successfully maintain good relationships with physicians, our hospitals' admissions may decrease and our operating performance may decline.

We depend heavily on our senior and local management personnel, and the loss of the services of one or more of our key senior or local management personnel could weaken our management team and our ability to deliver health care services efficiently.

         We are dependent upon the continued services and management experience of James D. Shelton and other of our executive officers. If Mr. Shelton or any of our other executive officers were to resign their positions or otherwise be unable to serve, our management could be weakened and operating results could be adversely affected. In addition, our success depends on our ability to attract and retain local managers at our hospitals and related facilities, on the ability of our officers and key employees to manage growth successfully and on our ability to attract and retain skilled employees. If we are unable to locate and retain local management, our operating performance could decline.

Our success depends on our ability to attract and retain qualified health care professionals, and a shortage of qualified health care professionals in certain markets could weaken our ability to deliver health care services efficiently.

         In addition to the physicians and management personnel whom we employ, our operations are dependent on the efforts, ability and experience of other health care professionals, such as nurses, pharmacists and lab technicians. Nurses, pharmacists, lab technicians and other health care professionals at hospitals are generally employees of Triad. Our future success will be influenced by our ability to attract and retain these skilled employees. A shortage of health care professionals in certain markets, the loss of some or all of our key employees, or the inability to attract or retain sufficient numbers of qualified health care professionals could cause our operating performance to decline.

A significant portion of our revenue is dependent on Medicare and Medicaid payments, and possible reductions in Medicare or Medicaid payments or the implementation of other measures to reduce reimbursements may reduce our revenue.

         A significant portion of our revenues are derived from the Medicare and Medicaid programs, which are highly regulated and subject to frequent and substantial changes. We derived approximately 36.0% of our revenues from the Medicare and Medicaid programs for 2000. Recent legislative changes, including those enacted as part of the Balanced Budget Act of 1997, have resulted in limitations on, and reduced levels of payment and reimbursement for, a substantial portion of hospital procedures and costs.

         The Balanced Budget Act of 1997 included significant reductions in spending levels for the Medicare and Medicaid programs by:

     o adopting rate reductions for inpatient and outpatient hospital services;

     o establishing a prospective payment system, or PPS, for hospital outpatient services, skilled nursing facilities and home health agencies under Medicare; and

     o repealing the Federal payment standard (the so-called "Boren Amendment") for hospitals and nursing facilities under Medicaid.

         Certain rate reductions resulting from the Balanced Budget Act of 1997 are being mitigated by the Balanced Budget Refinement Act of 1999 and the Benefits Improvement Protection Act of 2000. Nonetheless, the Balanced Budget Act of 1997 significantly changed the method and amounts of payment under the Medicare and Medicaid programs. A number of states have adopted or are considering legislation designed to reduce their Medicaid expenditures and to provide universal coverage and additional care, including enrolling Medicaid recipients in managed care programs and imposing additional taxes on hospitals to help finance or expand the states' Medicaid systems. We believe that hospital operating margins have been, and may continue to be, under significant pressure because of deterioration in pricing flexibility and payer mix, and growth in operating expenses in excess of the increase in prospective payments under the Medicare program.

         Future health care legislation or other changes in the administration or interpretation of governmental health care programs may have a material adverse effect on our business, financial condition, results of operations or prospects.

If we are unable to contain costs, our future revenue and profitability may be constrained by future cost containment initiatives undertaken by purchasers of health care services.

         The competitive position of our hospitals is also affected by the increasing number of initiatives undertaken during the past several years by major purchasers of health care, including Federal and state governments, insurance companies and employers, to revise payment methodologies and monitor health care expenditures in order to contain health care costs. As a result of these initiatives, managed care organizations offering prepaid and discounted medical services packages represent an increasing portion of our admissions, resulting in reduced hospital revenue growth nationwide. In addition, private payers increasingly are attempting to control health care costs through direct contracting with hospitals to provide services on a discounted basis, increased utilization review and greater enrollment in managed care programs such as health maintenance organizations and preferred provider organizations, referred to as PPOs. If we are unable to contain costs through increased operational efficiencies and the trend toward declining reimbursements and payments continues, the results of our operations and cash flow will be adversely affected.

Our revenues are heavily concentrated in Texas, Alabama and Indiana, which makes us particularly sensitive to economic and other changes in these states.

         On a pro forma basis after giving effect to the merger of Quorum with and into Triad, our:

     o Texas hospitals generated approximately 21.4% of revenues and 16.9% of EBITDA for 2000;

     o Alabama hospitals generated approximately 11.9% of revenues and 15.3% of EBITDA for 2000; and

     o Indiana hospitals generated approximately 13.3% of revenues and 19.2% of EBITDA for 2000.

         Accordingly, any change in the current demographic, economic, competitive or regulatory conditions in Texas, Alabama or Indiana could have a material adverse effect on our business, financial condition, results of operations or prospects.

We face intense competition from other hospitals and health care providers which may result in a decline in our revenues, profitability and market share.

         The health care business is highly competitive and competition among hospitals and other health care providers for patients has intensified in recent years. Approximately 75% of our hospitals operate in geographic areas where they compete with at least one other hospital that provides services comparable to those offered by our hospitals. Some of these competing facilities offer services, including extensive medical research and medical education programs, which are not offered by our facilities. Some of the hospitals that compete with us are owned or operated by tax-supported governmental bodies or by private not-for-profit entities supported by endowments and charitable contributions which can finance capital expenditures on a tax-exempt basis and are exempt from sales, property and income taxes. In some of these markets, we also face competition from other providers such as outpatient surgery and diagnostic centers.

         Approximately 25% of our hospitals operate in geographic areas where they are currently the sole provider of general, acute care hospital services in their communities. While these hospitals face less direct competition in their immediate service areas than would be expected in larger communities, they do face competition from other hospitals, including larger tertiary care centers. Although these competing hospitals may be as far as 30 to 50 miles away, patients in these markets increasingly may migrate to these competing facilities as a result of local physician referrals, managed care plan incentives or personal choice.

         Our health care consulting business competes in a fragmented industry for the small percentage of hospitals managed by hospital management companies. Competitors include large, national firms such as the national accounting firms, specialized health care firms, and numerous independent practitioners. Furthermore, some hospitals choose to obtain management services from the many large, tertiary care facilities that create referral networks with smaller surrounding hospitals. As a result, hospitals have various alternatives to the management services currently offered by us.

         The intense competition we face from other health care providers and other firms may result in a decline in our revenues, profitability and market share.

We may have difficulty implementing our business strategy of growth through acquisitions and we may have difficulty effectively integrating future acquisitions into our ongoing operations. We may also have difficulty acquiring hospitals from non-profit entities due to increased regulatory scrutiny.

         One element of our business strategy is expansion through the selective acquisition of acute care hospitals in selected markets. The competition to acquire hospitals in the markets that we target is significant, and we may not be able to make suitable acquisitions on terms favorable to us if other health care companies, including those with greater financial resources than ours, are competing for the same target businesses. In order to consummate future acquisitions, we may be required to incur or assume additional indebtedness. We may not be able to obtain financing, if necessary, for any acquisitions that we might make or we may be required to borrow at higher rates and on less favorable terms.

Additionally, we may not be able to effectively integrate the facilities that we acquire with our ongoing operations. In addition, in order to ensure the tax-free treatment of the distribution of our stock in connection with our spin-off from HCA, our ability to issue stock as consideration for acquisitions is limited.

         Acquired businesses may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations. Although we have policies to conform the practices of acquired facilities to our standards, and generally we will seek indemnification from prospective sellers covering these matters, we may become liable for past activities of acquired businesses.

         Many states have enacted or are considering enacting laws affecting the sales, leases or other transactions in which control of not-for-profit hospitals is acquired by for-profit entities. These laws, in general, include provisions relating to state attorney general approval, advance notification and community involvement. In addition, state attorneys general in states without specific legislation governing these transactions may exercise authority based upon charitable trust and other existing law. The increased legal and regulatory review of these transactions involving the change of control of not-for-profit entities may increase the costs required, or limit our ability, to acquire not-for-profit hospitals.

We conduct business in a heavily regulated industry; changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce our revenue and profitability.

         The health care industry is subject to extensive Federal, state and local laws and regulations relating to:

     o    licensure;

     o    conduct of operations;

     o    ownership of facilities;

     o    addition of facilities and services;

     o confidentiality, maintenance and security issues associated with medical records;

     o    billing for services; and

     o    prices for services.

         These laws and regulations are extremely complex. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations, in particular, Medicare and Medicaid antifraud and abuse amendments, codified under Section 1128B(b) of the Social Security Act and known as the "anti-kickback statute." This law prohibits providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration with the intent to generate referrals of orders for services or items reimbursable under Medicare, Medicaid and other Federal health care programs.

         As authorized by Congress, the United States Department of Health and Human Services, or HHS, has issued regulations which describe some of the conduct and business relationships immune from prosecution under the anti-kickback statute. The fact that a given business arrangement does not fall within one of these "safe harbor" provisions does not render the arrangement illegal. However, business arrangements of health care service providers that fail to satisfy the applicable safe harbor criteria risk increased scrutiny by enforcement authorities.

         We have a variety of financial relationships with physicians who refer patients to our hospitals. We have contracts with physicians providing services under a variety of financial arrangements such as employment contracts, leases, and professional service agreements. We also provide financial incentives, including loans and minimum revenue guarantees, to recruit physicians into the communities served by our hospitals. Several of the freestanding surgery centers affiliated with us have physician investors. In four of our locations, physicians have acquired ownership interests in hospitals and other health care providers in which we own a majority interest; physicians also are part owners of the hospital we are building in Fort Wayne, Indiana. Some of our arrangements with physicians do not expressly meet the requirements for safe harbor protection. We cannot assure you that regulatory authorities that enforce the anti-kickback statute will not determine that any of these arrangements violate the anti-kickback statute or other Federal or state laws. A determination that we have violated the anti-kickback laws or other Federal laws could subject us to liability under the Social Security Act, including:

     o    criminal penalties;

     o    civil sanctions, including civil monetary penalties; and

     o exclusion from participation in government programs such as Medicare and Medicaid or other Federal health care programs.

         The Health Insurance Portability and Accountability Act of 1996 broadens the scope of the fraud and abuse laws to include all health care services, whether or not they are reimbursed under a Federal program, and creates new enforcement mechanisms to combat fraud and abuse, including an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds.

         In addition, the portion of the Social Security Act commonly known as the "Stark Law," prohibits physicians from referring Medicare and Medicaid patients to providers of designated health services if the physician or a member of his or her immediate family has an ownership interest in or compensation arrangements with that provider. There are exceptions to the Stark Law for physicians maintaining an ownership interest in an entire hospital or surgery center, employment agreements, leases, physician recruitment and certain other physician arrangements. On January 4, 2001, the Health Care Financing Administration issued final regulations subject to comment intended to clarify parts of the Stark Law and some of the exceptions to it. These regulations are considered Phase I of a two-phase process, with the remaining regulations to be published at an unknown future date. Phase I of the regulations becomes effective January 4, 2002, or in the case of some of the provisions relating to home health agencies, becomes effective February 5, 2001. The Health Care Financing Administration accepted comments on Phase I of the regulations until April 4, 2001, which may lead to further changes. Upon taking office, the Bush Administration temporarily postponed the effective date of regulations that had been published at the end of the Clinton Administration but which had not become effective. This action might affect these regulations. Consequently, we cannot predict the final form that these regulations will take or the effect that the final regulations will have on us. Therefore, our physician arrangements may ultimately be found to be not in compliance with the Stark Law.

         Another set of laws that may impact our operations concern the Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996, which require the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. On August 7, 2000, the Health Care Financing Administration published final regulations establishing electronic data transmission standards that all health care providers must use when submitting or receiving certain health care transactions electronically. Compliance with these regulations is required by October 2002. We cannot predict the impact that final regulations, when effective, will have on us.

         The Health Insurance Portability and Accountability Act of 1996 also requires the Health Care Financing Administration to adopt standards to protect the security and privacy of health-related information. Regulations were proposed on August 12, 1998, but have not yet been finalized. As proposed, the regulations would require health care providers to implement organizational and technical practices to protect the security of electronically maintained or transmitted health-related information. In addition, the Health Care Financing Administration released final regulations containing privacy standards in December 2000 which require compliance by April 2003. The privacy regulations will extensively regulate the use and disclosure of individually identifiable health-related information. The security regulations, as proposed, and the privacy regulations, if they become effective, could impose significant costs on our facilities in order to comply with these standards. Violations of the Administration Simplification Provisions could result in civil penalties of up to $25,000 per type of violation in each calendar year and criminal penalties of up to $250,000 per violation.

         In addition, our facilities will continue to remain subject to any state laws that are more restrictive than the regulations issued under the Health Insurance Portability and Accountability Act of 1996, which vary by state and could impose additional penalties.

         Many of the states in which we operate have adopted or are considering similar anti-kickback and physician self-referral legislation, some of which extends beyond the scope of the Federal law to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals, regardless of the source of the payment for the care. Little precedent exists for the interpretation or enforcement of these laws. Both Federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts. In addition, the Office of the Inspector General of HHS and the Department of Justice regularly identify suspected areas of abuse for enforcement focus.

         Government officials responsible for enforcing health care laws could assert that we, or any of the transactions in which we are involved, are in violation of these laws. It is also possible that these laws ultimately could be interpreted by the courts in a manner that is different than our interpretations. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial condition, results of operations or prospects and our business reputation could suffer significantly.

         Some states require prior approval for the purchase of major medical equipment or the purchase, construction, expansion, sale or closure of health care facilities, based upon a determination of need for additional or expanded health care facilities or services. The governmental determinations, embodied in Certificates of Need, known as CONs, may be required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. Five states in which we currently owns hospitals, Alabama, Mississippi, Ohio, South Carolina and West Virginia, have CON laws affecting acute care hospital services. We cannot predict whether we will be able to obtain required CONs in the future. Any failure to obtain any required CONs may impair our ability to operate profitably.

         The laws, rules and regulations described above are complex and subject to interpretation. In the event of a determination that we are in violation of any of these laws, rules or regulations, or if further changes in the regulatory framework occur, our results of operations could be significantly harmed.

We may be subject to liabilities because of litigation and investigations involving HCA, us and Quorum that could have a material adverse effect on our operations.

HCA Litigation and Investigations

         HCA is currently the subject of several Federal investigations into certain of its business practices, as well as governmental investigations by various states. HCA is cooperating in these investigations and understands, through written notice and other means, that it is a target in these investigations. Given the breadth of the ongoing investigations, HCA expects additional subpoenas and other investigative and prosecutorial activity to occur in these and other jurisdictions in the future. HCA is the subject of a formal order of investigation by the SEC. HCA understands that the SEC's investigation includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the Federal securities laws.

         HCA is a defendant in several qui tam actions, or actions brought by private parties, known as relators, on behalf of the United States of America, which have been unsealed and served on HCA. The actions allege, in general, that HCA and certain subsidiaries and/or affiliated partnerships violated the False Claims Act, 31 U.S.C. ss. 3729 et seq., by submitting improper claims to the government for reimbursement. The lawsuits seek three times the amount of damages caused to the United States by the submission of any Medicare or Medicaid false claims presented by the defendants to the Federal government, civil penalties of not less than $5,000 nor more than $10,000 for each such Medicare or Medicaid claim, attorneys' fees and costs. HCA has disclosed that, on March 15, 2001, the Department of Justice filed a status report setting forth the government's decisions regarding intervention in existing qui tam actions against HCA and filed formal complaints in those suits in which the government has intervened. Of the original 30 qui tam actions, the Department of Justice remains active in and has elected to intervene in 8 actions. HCA has also disclosed that it is aware of additional qui tam actions that remain under seal and believes that there may be other sealed qui tam cases of which it is unaware.

         The investigations, actions and claims affecting HCA relate to HCA and its subsidiaries, including subsidiaries that, prior to our spin-off from HCA, owned facilities now owned by us. On May 5, 2000, we were advised that one of the qui tam cases which had been unsealed listed three of our hospitals as defendants. This qui tam action alleges various violations arising out of the relationship between Curative Health Services and the other defendants, including allegations of false claims relating to contracts with Curative Health Services for the management of certain wound care centers and excessive and unreasonable management fees paid to Curative Health Services and submitted for reimbursement. Two of the three Triad hospitals named as defendants terminated their relationship with Curative Health Services prior to our spin-off from HCA and the third hospital continues to maintain an ongoing relationship with Curative Health Services.

         In July 1999, Olsten Corporation and its subsidiary, Kimberly Home Health (neither of which is affiliated with HCA), announced that they would pay $61 million to settle allegations that both companies defrauded the Medicare program. Kimberly pled guilty to three separate felony charges (conspiracy, mail fraud and violating the Medicare anti-kickback statute) filed by the U.S. attorneys in the Middle and Southern District of Florida and the Northern District of Georgia. While HCA was not specifically named in these guilty pleas, the guilty pleas refer to the involvement of a "Company A" or a "company not named as a defendant." HCA has disclosed that it believes these references refer to HCA or its subsidiaries.

         HCA is a defendant in a number of other suits, which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Certain of the suits have been conditionally certified as class actions. Since April 1997, numerous securities class action and derivative lawsuits have been filed in the United States District Court for the Middle District of Tennessee against HCA and a number of its current and former directors, officers and/or employees. Several derivative actions have been filed in state court by certain purported stockholders of HCA against certain of its current and former officers and directors alleging breach of fiduciary duty, and failure to take reasonable steps to ensure that HCA did not engage in illegal practices thereby exposing it to significant damages.

         On May 18, 2000, HCA announced that it had reached an understanding with attorneys of the Civil Division of the Department of Justice to recommend an agreement to settle, subject to certain conditions, the civil claims actions against HCA relating to diagnosis related group coding, outpatient laboratory billing and home health issues. The understanding with the Department of Justice attorneys would require HCA to pay $745 million in compensation to the government, with interest accruing at a fixed rate of 6.5% per annum (beginning May 18, 2000), and would reduce HCA's existing letter of credit agreement with the government from $1 billion to $250 million at the time of the payment of the settlement. On December 14, 2000, HCA announced that it had entered into a settlement agreement with the Civil Division of the Department of Justice and that payment of the amounts required by the settlement agreement would be made upon court approval of the settlement, which HCA expects will occur in the second quarter of 2001. HCA also entered into a corporate integrity agreement with the Office of Inspector General of HHS. HCA is in continuing discussions with the government regarding civil issues relating to cost reporting and physician relations.

         On December 14, 2000, HCA also announced that it had signed an agreement with the Criminal Division of the Department of Justice to resolve pending Federal criminal actions against HCA. HCA received a full release from criminal liability for conduct arising from or relating to billing and reimbursement for services provided pursuant to Federal health care benefit programs regarding: Medicare cost reports; violations of the anti-kickback statute or prohibitions against physician self-referrals, and any other conduct involving relations with referral sources and those in a position to influence referral sources; diagnosis related group billing; laboratory billing; the acquisition of home health agencies; and the provision of services by home health agencies. In addition, the government agreed not to prosecute HCA for other possible criminal offenses which are or have been under investigation by the Department of Justice arising from or relating to billing and reimbursement for services provided pursuant to Federal health care benefit programs. As part of the criminal agreement, HCA paid the government $95 million and entered certain pleas in respect of the criminal actions. HCA also stated that representatives of state attorneys general have agreed to recommend to state officials that HCA be released from corresponding criminal liability in all states in which it conducts business.

         The agreements announced on December 14, 2000 relate only to conduct that was the subject of the Federal investigations resolved in the agreements, and HCA has stated publicly that it continues to discuss civil claims relating to cost reporting and physician relations with the government. These agreements with the government do not resolve various qui tam actions filed by private parties against HCA, or any pending state actions. In addition to other claims not covered by these agreements, the government also reserved its rights under these agreements to pursue any claims it may have for:

     o any civil, criminal or administrative liability under the Internal Revenue Code;

     o    any other criminal liability;

     o any administrative liability, including mandatory exclusion from Federal health care programs;

     o any liability to the United States (or its agencies) for any conduct other than the conduct covered in the government's investigation;

     o any express or implied warranty claims or other claims for defective or deficient products or services, including quality of goods and services, provided by HCA;

     o any claims for personal injury or property damage or for other similar consequential damages arising from the conduct subject to the investigation; and

     o any civil or administrative claims of the United States against individuals.

         In addition, 14 of our current and former hospitals received notices in early 2001 from the Health Care Financing Administration, a United States government agency that runs the Medicare and Medicaid programs, that it was re-opening for examination cost reports for Medicare and Medicaid reimbursement filed by these hospitals for periods between 1993 and 1998, which pre-dates our spin-off from HCA. Furthermore, 2 of Quorum's current owned hospitals have received such notices. HCA or its predecessors owned these Quorum hospitals during the period covered by the notices. HCA is obligated to indemnify Quorum for liabilities arising out of cost reports filed during these periods.

         We are unable to predict the effect or outcome of any of the ongoing investigations or qui tam and other actions, or whether any additional investigations or litigation will be commenced. In connection with our spin-off from HCA on May 11, 1999, we entered into a distribution agreement with HCA. The terms of the distribution agreement provide that HCA will indemnify us for any losses (other than consequential damages) which we may incur as a result of the proceedings described above. HCA has also agreed to indemnify us for any losses (other than consequential damages) which we may incur as a result of proceedings which may be commenced by government authorities or by private parties in the future that arise from acts, practices or omissions engaged in prior to the date of the spin-off and that relate to the proceedings described above. HCA has also agreed that, in the event that any hospital owned by us at the time of the spin-off is permanently excluded from participation in the Medicare and Medicaid programs as a result of the proceedings described above, then HCA will make a cash payment to us, in an amount (if positive) equal to five times the excluded hospital's 1998 income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, minority interests and income taxes, as set forth on a schedule to the distribution agreement, less the net proceeds of the sale or other disposition of the excluded hospital. We have agreed that, in connection with the government investigations described above, we will participate with HCA in negotiating one or more compliance agreements setting forth each of HCA's and our agreements to comply with applicable laws and regulations.

         HCA will not indemnify us under the spin-off distribution agreement for losses relating to any acts, practices and omissions engaged in by us after the spin-off date, whether or not we are indemnified for similar acts, practices and omissions occurring prior to the spin-off date. HCA also will not indemnify Triad under the distribution agreement for similar qui tam litigation, governmental investigations and other actions to which quorum was subject, some of which are described below. If indemnified matters were asserted successfully against us or any of our facilities, and HCA failed to meet its indemnification obligations, then this event could have a material adverse effect on our business, financial condition, results of operations or prospects.

         The extent to which we may or may not continue to be affected by the ongoing investigations of HCA and the initiation of additional investigations, if any, cannot be predicted. These matters could have a material adverse effect on our business, financial condition, results of operations or prospects in future periods.

Quorum Litigation and Investigations

         Tampa Qui Tam Lawsuit

         Prior to the merger, Quorum and its subsidiary, Quorum Health Resources, along with subsidiaries that owned hospitals from 1990 through February 24, 1999, were named as defendants in a qui tam lawsuit in U.S. District Court in Tampa, Florida. The United States government elected to intervene in, or join, the lawsuit and on February 24, 1999, the government filed its own complaint in the case. The new complaint alleged that Quorum, on behalf of hospitals it managed between 1985 and 1995 and hospitals it owned from 1990 to the date of the complaint, violated the False Claims Act by knowingly submitting or causing to be submitted false Medicare cost reports, resulting in the submission of false claims to Federal health care programs. The government asserted that the false claims in the cost reports were reflected, in part, in "reserve analyses" created by Quorum. The complaint also alleged that these cost report filings were prepared as the result of company policy. This qui tam action sought three times the amount of damages caused to the United States by the submission of any alleged false claims to the government, civil penalties of not less than $5,000 nor more than $10,000 for each false claim, and the relator's attorneys' fees and costs.

         On April 23, 2001, a settlement agreement was signed and a stipulation of dismissal was filed with the court dismissing all claims against Quorum, Quorum Health Resources and the other Quorum subsidiaries named in the lawsuit. The settlement provides for a payment of $82.5 million to the government, plus interest accruing on $77.5 million at 7.25% per annum from October 2, 2000 (the date on which an understanding with the government to settle this lawsuit was reached) to the payment date. The settlement agreement also provides for a release, on certain conditions, of all hospitals currently or formerly managed by Quorum Health Resources electing to participate in the settlement.

         In connection with the settlement, Quorum entered into a corporate integrity agreement with the Office of Inspector General containing, among other things, an affirmative obligation to report certain violations of applicable laws and regulations. This obligation could result in greater scrutiny by regulatory authorities. Complying with the corporate integrity agreement may impose expensive and burdensome requirements on certain of our operations which could have a material adverse impact on us. Failure to comply with the terms of the corporate integrity agreement could subject the Quorum hospitals to significant monetary penalties and/or exclusion from Medicare, Medicaid and other governmental reimbursement programs.

Flowers Qui Tam Lawsuit

         On October 26, 2000, Quorum completed settlement of a qui tam lawsuit which primarily involved allegedly improper allocation of costs at Flowers Hospital, Dothan, Alabama, to its home health agency. Quorum paid to the government on October 26, 2000 approximately $18 million in connection with this settlement. In addition to the settlement agreement, Quorum entered into a five year corporate integrity agreement covering Flowers Hospital with the HHS Office of the Inspector General, which will be terminated upon the effective date of the corporate integrity agreement entered into in connection with the settlement of the Tampa qui tam lawsuit discussed above. The government always reserves the right to investigate and pursue other allegations made by a relator under a complaint. However, under the settlement agreement, the relator is prohibited from pursuing these additional allegations.

Other Qui Tam Lawsuits

         As a result of its ongoing discussions with the government prior to the merger, Quorum learned that there are two additional unrelated qui tam complaints against it alleging violations of the False

Claims Act for claims allegedly submitted to the government involving one owned and two managed hospitals. Both matters remain under seal. With respect to the matter involving the two managed hospitals, the government has requested that Quorum conduct a self audit with respect to one Medicare cost report for one managed hospital and three other specific issues. The government could undertake additional investigative efforts. The government has stated that it intends to investigate certain other allegations. Quorum also is a defendant in certain other qui tam complaints, in which the government has declined to intervene.

         Neither the merger agreement nor the distribution agreement entered into with HCA in connection with our spin-off will provide indemnification to us in respect of the Quorum litigation and investigations described above. Based on due diligence and discussions with various parties including the Department of Justice, the estimate of the liability for Quorum's qui tam lawsuits was increased by approximately $16 million prior to the merger of Quorum into Triad, including the $5 million paid to settle the Tampa qui tam lawsuit discussed above, in addition to the originally estimated settlement amount accrued by Quorum. If we incur material liabilities as a result of other qui tam litigation or governmental investigations, these matters could have a material adverse effect on our business, financial condition, results of operations or prospects.

         From time to time we may be the subject of additional investigations or a party to additional litigation which alleges violations of law. We may not know about those investigations, or about qui tam actions filed against us. If any of those matters were successfully asserted against us, there could be a material adverse effect on our business, financial position, results of operations or prospects.

We could incur substantial liability if the merger with Quorum or other factors cause our spin-off from HCA to be taxable.

         On March 30, 1999, HCA, formerly known as Columbia/HCA Healthcare Corporation, received a private letter ruling from the IRS concerning the United States federal income tax consequences of the spin-off of our company and LifePoint Hospitals, Inc. by HCA and the restructuring transactions that preceded the spin-off. The private letter ruling provided that the spin-off generally was tax-free to HCA and HCA's stockholders, except for any cash received instead of fractional shares. The IRS has issued additional private letter rulings that supplement its March 30, 1999 ruling, including supplemental rulings stating that the merger of Quorum with and into Triad and certain other transactions occurring subsequent to the spin-off do not adversely affect the private letter rulings previously issued by the IRS. The March 30, 1999 ruling and the supplemental rulings are based upon the accurracy of representations as to numerous factual matters and as to certain intentions of HCA, our company and LifePoint. The inaccuracy of any of those representations could cause the IRS to revoke all or part of any of the rulings retroactively.

         If the spin-off were to fail to qualify for tax-free treatment, then, in general, additional corporate tax, which would be substantial, would be payable by the consolidated group of which HCA is the common parent. Each member of HCA's consolidated group at the time of the spin-off, including us, would be jointly and severally liable for this tax liability. In addition, we entered into a tax sharing and indemnification agreement with HCA and LifePoint, which prohibits us from taking actions that could jeopardize the tax treatment of either the spin-off or the restructuring transactions that preceded the spin-off, and requires us to indemnify HCA and LifePoint for any taxes or other losses that result from our actions, which amounts could be substantial. If we are required to make any indemnity payments or otherwise are liable for additional taxes relating to the spin-off, our results of operations could be materially adversely affected.

                           Forward-Looking Statements

         Some of the information included and incorporated by reference in this prospectus and other written and oral statements made from time to time by us contain disclosures which are "forward-looking statements" within the meaning of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue" and similar words or expressions. These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and our future financial condition and results. These factors include, but are not limited to:

     o    the highly competitive nature of the health care business;

     o the efforts of insurers and other payers, health care providers, and others to contain health care costs;

     o possible changes in the Medicare and Medicaid programs that may further limit reimbursements to health care providers and insurers;

     o changes in Federal, state or local regulations affecting the health care industry;

     o    the possible enactment of Federal or state health care reform;

     o our ability to attract and retain qualified management and personnel, including physicians;

     o    the departure of key executive officers;

     o our ability to integrate effectively Triad's and Quorum's information systems, operations and personnel in a timely manner;

     o claims and legal actions relating to professional liabilities and other matters;

     o    fluctuations in the market value of our common stock;

     o    changes in accounting practices;

     o    changes in general economic conditions;

     o    future divestitures which may result in additional charges;

     o our ability to enter into managed care provider and other payer arrangements on acceptable terms;

     o    the availability and terms of capital to fund future expansion;

     o    changes in business strategy or development plans;

     o timeliness of reimbursement payments received under government programs;

     o potential adverse impact of known and unknown government investigations; and

     o    other risk factors described herein.

         As a consequence, current plans, anticipated actions and the future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of us. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this Prospectus. We do not undertake any obligation to update publicly or revise any forward-looking statements.

                                 USE OF PROCEEDS

         We will not receive any proceeds from this offering.

                            SELLING SECURITY HOLDERS

         The selling security holders consist of 12 officers of our company who acquired an aggregate of 970,000 shares of our common stock pursuant to our Executive Stock Purchase Plan.

         We are registering all 970,000 shares covered by this Prospectus on behalf of the selling security holders named in the table below. We are registering the shares to permit the selling security holders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from selling security holders as a gift, partnership distribution or another non-sale related transfer after the date of this Prospectus to resell the shares when they deem appropriate. We refer to all of these possible sellers as "selling security holders" in this Prospectus.

         The following table sets forth information regarding the beneficial ownership of the common stock by the selling security holders as of April 30, 2001.

                               Shares Beneficially                                 Shares Beneficially
                                 Owned Prior to           Maximum Number of      Owned After Completion
Name(1)                            Offering(2)          Shares Being Offered       of the Offering(3)
----                           -------------------      --------------------     ----------------------

Joy M. Case...................      51,346                     20,000                    31,346
Donald P. Fay.................     147,359                     40,000                    107,359
Thomas H. Frazier Jr..........     128,667                     40,000                    88,667
Christopher A. Holden.........     158,880                     40,000                    118,880
William R. Huston.............     188,989                     40,000                    148,989
W. Stephen Love...............     106,994                     40,000                    66,994
Nicholas J. Marzocco..........     169,686                     40,000                    129,686
G. Wayne McCalister...........     120,796                     30,000                    90,796
Michael J. Parsons............     408,000                     80,000                    328,000
James B. Shannon..............     124,250                     40,000                    84,250
James D. Shelton..............   1,096,510                     400,000                   696,510
Burke W. Whitman..............     459,412                     160,000                   299,412

---------------

(1) The address of each selling security holder is c/o Triad Hospitals, Inc., 13455 Noel Road, 20th Floor, Dallas, Texas, 75240. Each of the selling security holders is an officer of Triad.

(2) Includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. The shares beneficially owned do not include options to purchase 23,277 shares held by each of Ms. Case and Messrs. Frazier and Shannon;

options to purchase 31,037 shares held by each of Messrs. Fay, Holden, Huston, Love, Marzocco and McCalister; options to purchase 77,591 shares held by each of Messrs. Parsons and Whitman; and options to purchase 155,182 shares held by Mr. Shelton. These options would have vested upon our acquisition of Quorum. However, vesting of these options has been waived, which waiver will lapse upon receipt of a supplemental private letter ruling relating to private letter rulings previously issued to HCA; the previous letter rulings relate to the tax treatment of the spin-off of Triad and LifePoint Hospitals, Inc. from HCA and the restructuring transactions that preceded the spin-off. Each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3) In each case represents less than 1% of the outstanding common stock.

                              PLAN OF DISTRIBUTION

         We do not know how the selling security holders will sell the shares. They may sell the shares from time to time in any of several ways and in any of several marketplaces, including:

     o    through private negotiations directly with purchasers;

     o through agreements with underwriters, dealers or brokers for their own accounts;

     o    through agreements with underwriters or dealers for resale;

     o in block trades with brokers or dealers who will attempt to sell the shares as agent but may resell a portion of the block as principal to facilitate the transaction; or

     o in brokers' transactions on the New York Stock Exchange, subject to its rules.

         We do not know at what prices the selling security holders may sell the shares. They may sell the shares at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, or at negotiated prices. They may pay usual and customary or specifically negotiated fees, discounts or commissions in connection with these sales. We will not pay any of those fees, discounts or commissions.

         Because selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, they will be subject to the Prospectus delivery requirements of the Securities Act.

         We will bear the expense of preparation and filing of the Registration Statement of which this Prospectus is a part. The aggregate amount of all these expenses is expected to be approximately $75,000.

         See "Selling Security Holders" for information concerning the beneficial ownership of Triad common stock by the selling security holders.

                                     Experts

         Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Triad Hospitals, Inc. and its subsidiaries as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, as set forth in their report included in Triad's Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this Prospectus and elsewhere in the Registration Statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of Quorum Health Group, Inc. and its subsidiaries as of June 30, 1999 and 2000 and for each of the three years in the period ended June 30, 2000, as set forth in their report incorporated in Triad's Current Report on Form 8-K filed May 11, 2001, which is incorporated by reference in this Prospectus and elsewhere in this Registration Statement. These financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

         We have filed a Registration Statement on Form S-8 with the SEC to register with the SEC our common stock issued pursuant to the Triad Executive Stock Purchase Plan.

         The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in, or incorporated by reference in, this Prospectus. This Prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances.

Triad SEC Filings (File No. 0-29816)             Period
------------------------------------             ------
Annual Report on Form 10-K.......... Fiscal Year ended December 31, 2000.

Current Reports on Form 8-K......... Filed January 2, 2001, January 17, 2001, April 16,
                                     2001, April 17, 2001, April 18, 2001, April 30, 2001,
                                     May 8, 2001 and May 11, 2001.

Registration Statement on Form 8-A.. Filed April 20, 2001 (containing a description of Triad's common stock and associated preferred
                                     stock purchase rights and any amendment or report
                                     filed for the purpose of updating the description).

All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the common stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

         Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. We will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

                              Triad Hospitals, Inc.
                          Investor Relations Department
                           13455 Noel Road, 20th Floor
                               Dallas, Texas 75240
                                 (972) 789-2700

                                     PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  Incorporation of Documents by Reference.

         The following documents filed with the SEC by Triad Hospitals, Inc. are incorporated herein by reference into this Registration Statement and made a part hereof:

Triad SEC Filings (File No. 0-29816)                     Period
------------------------------------                     ------
Annual Report on Form 10-K............  Fiscal Year ended December 31, 2000.

Current Reports on Form 8-K...........  Filed January 2, 2001, January 17, 2001, April 16, 2001,
                                        April 17, 2001, April 18, 2001, April 30, 2001, May 8, 2001
                                        and May 11, 2001.

Registration Statement on Form 8-A....  Filed April 20, 2001 (containing a description of Triad's common stock and associated preferred stock purchase rights and any amendment or report filed for the purpose of
                                        updating the description).

         All documents filed by Triad pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

ITEM 4.  Description of Securities.

Not Applicable.

ITEM 5.  Interests of Named Experts and Counsel.

Not Applicable.

ITEM 6.  Indemnification of Directors and Officers.

         Triad is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law as to indemnification by Triad of its officers and directors. The general effect of such law is to empower a corporation to indemnify any of its officers and directors against certain expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with certain actions, suits or proceedings (threatened, pending or completed) if the person to be indemnified acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         Article Fourteenth of Triad's certificate of Incorporation (which Certificate of Incorporation is incorporated by reference as Exhibit 3.1 to this Registration Statement), provides for the indemnification of Triad's officers and directors in accordance with the Delaware General Corporation Law. Article Twelfth of Triad's Certificate of Incorporation includes, as permitted by the Delaware General Corporation Law, certain limitations on the potential personal liability of members of Triad's Board of Directors for monetary damages as a result of actions taken in their capacity as Board members.

         The directors and officers of Triad are covered by insurance policies indemnifying them against certain liabilities arising under the Securities Act, which might be incurred by them in such capacities.

ITEM 7.  Exemption from Registration Claimed.

         We have relied upon Section 4(2) of the Securities Act with respect to the restricted securities to be reoffered or resold pursuant to this Registration Statement. Such securities were issued pursuant to the Triad Executive Stock Purchase Plan to officers of Triad.

ITEM 8.  Exhibits.

The documents listed hereunder are filed as exhibits hereto.

Exhibit        Description
Number

4.1 Certificate of Incorporation of Triad as amended April 27, 2001 (incorporated by referenced from Exhibit 3.1 to Triad's Post Effective Amendment No. 1 on Form S-8 to Form S-4).

4.2 Bylaws of Triad as amended February 18, 2000 (incorporated by reference from Exhibit 3.2 to Triad's Annual Report on Form 10-K, for fiscal year ended December 31, 2000).

4.3  Form of Triad's Common Stock Certificate (incorporated by reference from
     Exhibit 4.1 to Triad Hospitals, Inc.'s Registration Statement on Form 10 dated March 15, 1999).

4.4 Rights Agreement dated as of May 11, 1999 between Triad Hospitals, Inc. and National City Bank as rights agent (incorporated by reference to Triad Hospitals' Quarterly Report on Form 10-Q, for the quarter ended March 31,
     1999).

5.1  Opinion of Dewey Ballantine LLP.

23.1 Consent of Ernst & Young LLP.

23.2 Consent of Ernst & Young LLP.

99.1 Triad Hospitals, Inc. Executive Stock Purchase Plan (incorporated by reference from Exhibit 10.11 to Triad Hospitals' Quarterly Report on From 10-Q, for the quarter ended March 31, 1999).

ITEM 9.  Undertakings.

(a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on May 15, 2001.

                                      TRIAD HOSPITALS, INC.


                                      By:   /s/ James D. Shelton
                                            -------------------------------
                                            James D. Shelton
                                            Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: May 15, 2001     By:  /s/ James D. Shelton
                            ---------------------------------------
                            James D. Shelton
                            Chairman of the Board, President
                            and Chief Executive Officer and Director

Date: May 15, 2001     By:  /s/ Michael J. Parsons
                            ---------------------------------------
                            Michael J. Parsons
                            Executive Vice President and
                            Chief Operating Officer and Director

Date: May 15, 2001     By:  /s/ Thomas G. Loeffler
                            ---------------------------------------
                            Thomas G. Loeffler, Esq.
                            Director

Date:                  By:
                            ---------------------------------------
                            Thomas F. Frist III
                            Director

Date: May 15, 2001     By:  /s/ Marvin Runyon
                            -----------------------------------------
                            Marvin Runyon
                            Director

Date: May 15, 2001       By:  /s/ Uwe E. Reinhardt
                              -----------------------------------------
                              Uwe E. Reinhardt, Ph.D.
                              Director

Date:                    By:
                              -----------------------------------------
                              Dale V. Kesler
                              Director

Date: May 15, 2001       By:  /s/ Gale Sayers
                              -----------------------------------------
                              Gale Sayers
                              Director

Date: May 15, 2001       By:  /s/ Barbara A. Durand
                              -----------------------------------------
                              Barbara A. Durand, Ed.D.
                              Director

Date: May 15, 2001       By:  /s/ Donald B. Halverstadt
                              -----------------------------------------
                              Donald B. Halverstadt, M.D.
                              Director

Date: May 15, 2001       By:  /s/ Russell L. Carson
                              -----------------------------------------
                              Russell L. Carson
                              Director

Date: May 11, 2001       By:  /s/ James E. Dalton, Jr.
                              -----------------------------------------
                              James E. Dalton, Jr.
                              Director

Date: May 15, 2001       By:  /s/ Burke W. Whitman
                              -----------------------------------------
                              Burke W. Whitman
                              Chief Financial Officer and
                              Treasurer (Principal financial and
                              accounting officer)

                                INDEX TO EXHIBITS

Exhibit        Description
Number

4.1 Certificate of Incorporation of Triad as amended April 27, 2001 (incorporated by referenced from Exhibit 3.1 to Triad's Post Effective Amendment No. 1 on Form S-8 to Form S-4).

4.2 Bylaws of Triad as amended February 18, 2000 (incorporated by reference from Exhibit 3.2 to Triad's Annual Report on Form 10-K, for fiscal year ended December 31, 2000).

4.3  Form of Triad's Common Stock Certificate (incorporated by reference from
     Exhibit 4.1 to Triad Hospitals, Inc.'s Registration Statement on Form 10 dated March 15, 1999).

4.4 Rights Agreement dated as of May 11, 1999 between Triad Hospitals, Inc. and National City Bank as rights agent (incorporated by reference to Triad Hospitals' Quarterly Report on Form 10-Q, for the quarter ended March 31,
     1999).

5.1  Opinion of Dewey Ballantine LLP.

23.1 Consent of Ernst & Young LLP.

23.2 Consent of Ernst & Young LLP.

99.1 Triad Hospitals, Inc. Executive Stock Purchase Plan (incorporated by reference from Exhibit 10.11 to Triad Hospitals' Quarterly Report on From 10-Q, for the quarter ended March 31, 1999).